17005029

N

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SEC Mail Processing Section FEB 27 2017 Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-18029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Baird, Patrick & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Plaza 10 - Suite 305
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart K. Patrick (201) 680 - 7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas, Suite 400	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart K. Patrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baird, Patrick & Co., Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIE A FISHER
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/2/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Baird, Patrick & Co., Inc.

We have audited the accompanying statement of financial condition of Baird, Patrick & Co., Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baird, Patrick & Co., Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Baird, Patrick & Co., Inc.'s financial statements. The Supplemental Information is the responsibility of Baird, Patrick & Co., Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

New York, New York
February 22, 2017

Baird, Patrick & Co., Inc.

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash	$ 167,964
Deposit with clearing broker	105,360
Receivables from broker-dealers and clearing organizations	111,472
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $404,565	24,604
Other assets	3,056
Total assets	$ 412,456
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 909
Deferred rent credit	36,621
Total liabilities	37,530
Commitments (Note 5)	
Subordinated Loan	162,500
Stockholders' Equity:	
Preferred stock ($1 par value, 18,030 shares authorized, no shares issued or outstanding)	-
Common stock ($1 par value, 200,000 shares authorized, 51,471 shares issued)	51,471
Additional paid-in capital	250,000
Retained earnings	792,205
Less treasury stock, 15,250 shares, at cost	(881,250)
Total stockholders' equity	212,426
Total liabilities and stockholders' equity	$ 412,456

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Operations
Year Ended December 31, 2016

Revenues:	
Commissions	$ 180,653
Interest and dividends	4,964
Other	139,285
Total revenues	324,902
Expenses:	
Employee compensation and benefits	58,737
Regulatory and clearance fees	36,988
Communications and data processing	40,602
Occupancy	126,980
Interest on subordinated loan	11,500
Other expenses	97,479
Total expenses	372,286
Loss before provision for income taxes	(47,384)
Provision for Income Taxes	500
Net Loss	$ (47,884)

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2016	$ 51,471	$ 250,000	$ 840,089	$ (881,250)	$ 260,310
Net Loss	-	-	(47,884)	-	(47,884)
Balance, December 31, 2016	$ 51,471	$ 250,000	$ 792,205	$ (881,250)	$ 212,426

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2016

Subordinated liabilities - January 1, 2016	$ 333,000
Repayment of subordinated loan	(182,000)
Accrued interest added to subordinated loan	11,500
Subordinated liabilities - December 31, 2016	$ 162,500

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows From Operating Activities:	
Net Loss	$ (47,884)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	26,842
Deferred rent credit	(23,148)
Interest on subordinated loan	11,500
Changes in assets and liabilities:	
Increase in receivables from broker-dealers and clearing organizations	(12,032)
Decrease in other assets	403
Decrease in accounts payable and accrued expenses	(675)
Net cash used in operating activities	(44,994)
Cash used in financing activity:	
Repayment of subordinated loan	(182,000)
Net decrease in cash	(226,994)
Cash:	
Beginning	394,958
Ending	$ 167,964
Supplemental Disclosure of Cash Flow Information:	
Cash paid for income taxes	$ 500
Supplemental Disclosure of Noncash Financing Activity:	
Subordinated debt interest added to principal	$ 11,500

Baird, Patrick & Co., Inc.
Notes to Financial Statements

Note 1. Organization

Baird, Patrick & Co., Inc. (the "Company") was incorporated in the State of Delaware in December 1973. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal office is located in Jersey City, New Jersey.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition: Security transactions and related income and expenses are recorded on a trade-date basis. Dividend income is recorded as of the ex-dividend date. Interest and other income is accrued as earned.

Furniture, Equipment and Leasehold Improvements: Furniture and office equipment and leasehold improvements are stated at cost. Furniture and office equipment is depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the shorter of the terms of the leases or their estimated useful lives.

Deferred Rent Credit: Landlord contributions of $178,142 toward the renovations of the Company's office space are being amortized over the term of the lease. Additionally, rent expense is recorded on a straight-line basis over the lease term. Deferred rent credits included in the accompanying statement of financial condition result from rent reductions provided for at the inception of the lease and the unamortized amount of the landlord's contribution.

Income Taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for temporary differences, and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has federal net operating loss carryforwards of approximately $3,425,000 that expire in the years 2024 through 2036, and state operating loss carryforwards of $620,000 that expire in the years 2030-2036. A full valuation allowance has been recorded against the related deferred tax asset of approximately $1,220,000 at December 31, 2016, as realization of this asset is uncertain.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" possibility of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. As of December 31, 2016, management has determined that there are no uncertain tax positions.

Note 2. Summary of Significant Accounting Policies (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Recent Accounting Pronouncements: In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU No. 2015- 14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 by one year for public companies. ASU 2015-14 applies to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 and ASU 2015-14 on its financial statements.

In February 2016, the FASB issued ASU 2016-02 "Leases (Topic 842)" ("ASU 2016-02"). The FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The amendments of this ASU are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. An entity will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently assessing the impact the adoption of ASU 2016-02 will have on its Financial Statements.

Note 3. Transactions With Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the agent.

Baird, Patrick & Co., Inc.
Notes to Financial Statements

Note 4. Related Party Transactions

The Company charges a monthly expense sharing fee for administrative and record-keeping services provided to a corporation controlled by the Company's president. The total fee received by the Company for 2016 under this arrangement was $96,000. Additionally, commission income of approximately $117,000 was earned from accounts related to the principle shareholders, their families and related entities.

The subordinated loan (Note 8) of $162,500 is from an entity controlled by the Company's president. Interest for the year ended December 31, 2016 was $11,500.

Note 5. Commitments

Leases: The Company is obligated under the terms of an operating lease for its current office space through September 2017. The minimum rental commitments under the noncancellable operating lease as of December 31, 2016 for 2017 is $87,699.

The lease also contains provisions for escalation charges based upon certain cost increases incurred by the lessor. Rent expense for 2016 was approximately $116,000.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, or the "Rule"), which requires the maintenance of minimum net capital. The Company calculates its minimum capital requirement pursuant to the aggregate indebtedness method, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of its aggregate indebtedness, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $347,266, which was $342,266 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1 at December 31, 2016.

Note 7. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Note 8. Subordinated Loan

The Company entered into a subordinated loan agreement on March 11, 2013, with a related party (Note 4), which has been approved by FINRA and, therefore, qualifies as capital in computing net capital pursuant to the Uniform Net Capital Rule 15c301 of the SEC.

The loan has a maturity date of December 31, 2017. Interest is at 4% per annum, payable annually, but is also subordinated to all present and future creditors of the Company. In 2016, FINRA approved a repayment of $182,000 which covered 50% of loan principal plus $32,000 of accrued interest. This payment was made on November 30, 2016. The remaining unpaid balance at December 31, 2016 is $162,500, which consists of principal of $150,000 and accrued interest of $12,500.

FINRA approval is required before any additional repayments of the subordinated loan and interest can be made.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and / or disclosure through the date these financial statements were issued.

Baird, Patrick & Co., Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Computation of Net Capital

Total Stockholders' Equity per Statement of Financial Condition	$ 212,426
Add:	
Subordinated Loan	162,500
Deductions:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements	(24,604)
Other assets	(3,056)
	(27,660)
Net capital	$ 347,266

Computation of Basic Net Capital Requirement

Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 909
Deferred rent credit	36,621
	$ 37,530
Ratio of Aggregate Indebtedness to Net Capital	0.11 to 1
Minimum Net Capital Required at 6-2/3% of Aggregate Indebtedness	$ 2,502
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$ 5,000
Net Capital Requirement (Greater of Above)	$ 5,000
Excess Net Capital ($347,266 - $5,000)	$ 342,266

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Quarterly FOCUS report as of December 31, 2016.

Baird, Patrick & Co., Inc.

Schedule II
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Environment for Broker Dealers Under Rule 15c3-3
December 31, 2016

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Baird, Patrick & Co., Inc.

Exemption Report

December 31, 2016

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Baird, Patrick & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Baird, Patrick & Co., Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Baird, Patrick & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and (b) Baird, Patrick & Co., Inc. stated that Baird, Patrick & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Baird, Patrick & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Baird, Patrick & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

New York, New York
February 22, 2017

BAIRD, PATRICK & CO., INC.
305 PLAZA TEN
JERSEY CITY, NEW JERSEY 07311-4012

TELEPHONE
(201) 680-7300

FACSIMILE
(201) 680-7301

Baird, Patrick & Co., Inc.'s Exemption Report

Baird, Patrick & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3:(k) (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240-15c3-3 (k)(2)(ii) through the period 01/01/2016 thru 12/31/2016 the most recent fiscal year without exception.

Baird, Patrick & Co., Inc.

I, Stuart K. Patrick, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date: 2/22/2017

SEC
Mail Processing
Section

FEB 27 2017

Washington DC
416

Baird, Patrick & Co., Inc.

Financial Report

December 31, 2016